

December 18, 2014

Via E-mail
Paul W. Hoelscher
Executive Vice President and
Chief Financial Officer
Horizon Pharma, plc
Adelaide Chambers
Peter Street
Dublin 8, Ireland

 Re: **Horizon Pharma, plc**
  Form 10-K for the Fiscal Year Ended December 31, 2013
  Filed March 13, 2014
  File No. 1-35238

Dear Mr. Hoelscher:

 We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

 Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

 After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 88

1. Please provide proposed disclosure to quantify how much of the net sales increase represents an increase in price or an increase in volume. Refer to Item 303(a) (3) (iii) of Regulation S-K. Also, please discuss the reasonably likely trend in price and volume changes that you expect to occur in future periods.

2. Please provide proposed disclosure to clarify why the increase in cost of sales did not increase proportionately with the increase in sales.

Paul W. Hoelscher
Horizon Pharma, plc
December 18, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Mary Mast at (202) 551-3613 or Frank Wyman at (202) 551-3660 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant